August 30, 2005

Michael Pressman
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Carolina Investment Partners, Schedule TO-T filed July 21, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers
SEC File No. 5-80878

Dear Mr. Pressman:

Thank you for your letter dated August 12, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

      1. This was a mistake, he has signed the Schedule. We have noted this in the revised materials.

      2. We are amending the Schedule TO by adding some of the additional disclosures you requested. Please note that many of the disclosures you requested are inapplicable to this situation. Some of the other disclosures simply are not material or would be too expensive and onerous to disclose. Thus, we have made the additional disclosures in our materials that we are willing to make (or capable of making). With respect to the bullet points in your letter:

      o We have included information on business purpose and a reference to where limited partners can find further information.

      o We have indicated that the bidders are finite life entities and may liquidate after 5 years.

      o We have disclosed that the investment adviser "chooses investments for these funds by selecting securities that it believes own assets that are worth substantially more than the price for which the securities can be acquired, such as through tender offers like this Offer."

      o     We have disclosed that the adviser does.

      o We have referred to the adviser's Form ADV and the SEC's IARD website.

      o     See above

      o     We have described the exit strategy.

      o     See above

      o     The adviser does not have any financial obligations.

      o We cannot provide all of the bidders' investment activity, nor is it relevant or material to this offer. We are, again, talking about numerous separately listed investments (because this requires all prior purchases and sales).

      o     See above

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August 30, 2005
Page 2 of 3

      o     See above

      o     See above

      o This tender offer relates to, and we almost exclusively make tender offers for, limited partnerships, not corporations, so there is no preferred or common stock.

      o We have disclosed that "The Purchasers, as limited partners, do not generally take an active role in management or operations of the partnerships in which they invest. On occasion, the manager or general partner of the Purchasers will discuss operations with the general partners of the Partnerships in which they invest."

      o This tender offer relates to, and we almost exclusively make tender offers for, limited partnerships, not corporations, so there is no board of directors.

      o     See above

      o     N/A

      o     See above

      o This is not practicable and we cannot provide it; further, it is immaterial to this offer.

      o We have disclosed that "On an annual basis, the adviser determines the net asset value of the securities owned by its clients in the same fashion as described in "Establishing the Offer Price" above."

      3. They are filing persons, but their net worth is immaterial. We disclosed in our original schedule that "Mr. Gold has more than sufficient cash and/or liquid assets to purchase his maximum allocation of Units, so his net worth is immaterial." Mr. Patterson is listed as a filing person because he may be deemed to control some of the purchasers, but is not purchasing any units, so his net worth is even more immaterial.

      4. You misunderstood our recent conversation, or we had a miscommunication. It is not our general strategy to "seek liquidation" of the partnerships in which we invest. Our strategy is to invest in limited partnerships where we believe a capital event may occur within a few years of our investment. For example, this partnership has announced plans to sell some of its land, and we believe that it may be successful in so doing. We disclose in our materials that "[a]lthough the Purchasers do not have any present intention to take any action with respect to management or control of the Partnership, the Purchasers reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote affecting the sale of the Partnership's assets and the liquidation and dissolution of the Partnership." Only in rare cases do we take an active role and actually "seek" to have the partnership liquidate its assets through proxy solicitations or the like. Nevertheless, we will summarize this strategy in the revised materials.

      5. We do not believe Unit holders would ever have to pay such fees. This could only be an issue when a security can be held in "street name" by a brokerage firm. We believe that all of the Units of this Partnership are held in the name of the record holder (they are not DTC-eligible and do not have a CUSIP number).

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August 30, 2005
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      6.    We have no basis in fact to make this statement. Nonetheless, in our experience general partners will usually transfer units within 4-6 weeks of submission for transfer. We will disclose this experience.

      7. The Partnership is currently treated as partnership, and not a "publicly traded partnership," for federal tax purposes. We have no reason to believe that this status would change, and such a change would be inconsistent with the regulations and precedent. However, if it did change, it would materially change the tax consequences, therefore we identified this underlying assumption. Nonetheless, we have clarified that we cannot assure investors that the IRS won't do something that is inconsistent with the regulations and precedent.

      8. We will disclose that those who do not tender may have to wait a month or more to transfer their units if our offer was fully subscribed and an additional 20% of the Units are for some reason transferred by other unitholders.

Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com